SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 12, 2015
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

(Amendment) Notice of the 33rd Annual General Meeting of Shareholders

1. Amendment date : March 12, 2015

2. Initial Filing Date of the Form 6-K relating to the Notice of 33rd Annual General Meeting of Shareholders: February 24, 2015

3. Filing Date of Form 6-K relating to Amendment to the Notice of 33rd Annual General Meeting of Shareholders: February 25, 2015

4. Item to be amended

Item	Reason for Amendment	Before Amendment	After Amendment
Date and Time	Change of time	Friday, March 27, 2015 10:00 a.m. (local time)	Friday, March 27, 2015 09:00 a.m. (local time)